[Letterhead of Jonathan C. Clark]

October 5, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Suzanne Hayes

Re:	SLM Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 3, 2012

File No. 001-13251

Dear Ms. Hayes:

SLM Corporation acknowledges receipt of the letter dated October 4, 2012, containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or advise the Staff of when we will provide our responses. We respectfully request an additional 10 business days to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and complete our responses. We expect to provide our responses to the Comment Letter no later than November 1, 2012.

Please direct any questions or comments regarding the foregoing to me at 302-283-8440.

Sincerely,

/s/ Jonathan C. Clark

Jonathan C. Clark
Executive Vice President and Chief
Financial Officer